UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Meadow Valley Corporation

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

583185103

(CUSIP Number)

Hoak Public Equities, L.P.

500 Crescent Court, Suite 230

Dallas, Texas 75201

Attention: J. Hale Hoak or Charles D. Warltier

(214) 855-2290

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 583185103

1.	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak Public Equities, L.P. (20-1356217)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 285,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 285,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 285,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 583185103

1.	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak Fund Management, L.P. (20-1355992)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 285,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 285,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 285,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 583185103

1.	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) James M. Hoak & Co. (75-2574026)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 285,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 285,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 285,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 583185103

1.	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) James M. Hoak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 285,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 285,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 285,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”), of Meadow Valley Corporation, a Nevada corporation (the “Company”), and amends the original filing on Schedule 13D, dated March 6, 2007, and Amendment No. 1 thereto, dated November 7, 2007, by Hoak Public Equities, L.P., a Texas limited partnership (“HPE”), Hoak Fund Management, L.P. (“HFM”), a Texas limited partnership (HPE’s general partner),  James M. Hoak & Co. (“Hoak & Co.”), a Texas corporation (HFM’s general partner) and James M. Hoak (Hoak & Co.’s controlling shareholder).

Item 4.	Purpose of Transaction

The Reporting Persons have sent a letter, dated December 3, 2008, to the Chairman of the Special Committee of the Board of Directors of the Company, a copy of which is set forth as Exhibit 99.1 to this Amendment.

Item 5.	Interest in Securities of the Issuer

(a)                                  As of December 3, 2008, the Reporting Persons beneficially owned 285,000 shares of Common Stock, representing approximately 5.5% of the shares of Common Stock outstanding based upon the 5,180,654 shares of Common Stock reported by the Issuer to be outstanding as of November 6, 2008 in the Issuer’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2008 filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2008.

(b)                                 HPE, HFM, Hoak & Co. and James M. Hoak have shared power to vote or to direct the vote, shared power to dispose or to direct the disposition of 285,000 shares of Common Stock.

(c)                                  Set forth below is a listing of all transactions in the Issuer’s Common Stock in the last 60 days by the Reporting Persons (all of which were open market purchases):

Date	No of Shs.	Price/Sh.

10/09/2008	100	8.91
10/23/2008	2000	8.00
10/27/2008	6200	7.2945
11/12/2008	4200	9.6583
11/25/2008	1166	9.7313
11/26/2008	334	9.97
12/02/2008	1000	6.50
12/02/2008	15000	6.3614
12/02/2008	10000	6.3614

(d) Inapplicable. (e) Inapplicable.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1 Letter dated December 3, 2008

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Hoak Public Equities, L.P.
By Hoak Fund Management, L.P. (its general partner)
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak Fund Management, L.P.
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

James M. Hoak & Co.

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

/s/ James M. Hoak
James M. Hoak (individually)

Dated: December 3, 2008